October 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin and Timothy S. Levenberg

Re:	Yellowstone Acquisition Company
Registration Statement on Form S-1
Filed October 19, 2020, as amended
File No. 333-249035

Dear Ms. Dorin and Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Yellowstone Acquisition Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 21, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, it has distributed approximately 350 copies of the Preliminary Prospectus dated October 19, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

as the Underwriter

By:  /s/ Jerry Serowik

Name: Jerry Serowik

Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]